Gold City Industries Ltd.

Suite 550 — 580 Hornby Street, Vancouver, BC V6C 3B6

telephone: (604) 682-7677 fax: (604) 642-6577

email: info@gold-city.net Website: www.gold-city.net

January 8, 2004

Mr. Hugh Wynne

San Gold Resources Corporation

Lot 1, Block 12

Bissett, Manitoba

ROE OJO

Dear Mr. Wynne:

Letter of Intent

By way of this letter, we wish to set out the various agreements made between Gold City and San Gold Resources, with respect to an intended Joint Venture which will acquire all of the issued shares of Harmony Gold Canada (“HGC”) from Harmony Gold Mining Co. Ltd. (“HarmonySA”), fund the rehabilitation of the main asset of HGC, being the Bissett Gold Mine, and conduct future exploration and development on San Gold’s mineral properties that are contiguous to the Harmony Mining Lease on which the Bissett Gold Mine is located (the “San Gold Project”). This letter will form the basis on which a definitive Joint Venture Agreement (the “JV”) will be negotiated, and it describes certain of the terms and conditions, which will be included in the JV.

1)

San Gold’s contribution to the Joint Venture will be the letter of intent (and all rights which flow therefrom) dated November 19, 2003 and entered into with HarmonySA in respect of the acquisition of HGC, and the San Gold Project. Gold City wishes to fund and own 50% of HGC and fund and own 50% of the existing San Gold Project, and in consideration of San Gold’s contribution to the Joint Venture and in recognition of the monies San Gold has spent to date, agrees to raise $2,000,000 (half of which will be flow through and half non flow through), which will be allocated for exploration on the San Gold Project.

2)

Gold City proposes that it be the Operator for the rehabilitation, development and ongoing operation of the Bissett Gold Mine and any mining properties connected therewith, and San Gold will be the Operator for any exploration program required as part of the rehabilitation and development of the Bissett Gold Mine, and for exploration on the San Gold Project. Each Company would have representation on the management committee to determine the best strategy for operations and exploration.

3)

Gold City proposes it participate in San Gold’s current private placement (by which San Gold is offering 4,000,000 units ~ $0.40 per unit comprised of one flow-through share and one non flow through share plus one warrant exercisable to purchase one additional share at $0.39 per share for a period of two years. Gold City proposes to invest up to $800,000 in this private placement.

4)

In addition (but only if funds are not otherwise available to San Gold from unallocated working capital on closing of the private placement) Gold City proposes to loan funds of up to $250,000 (or such other amount which may be agreed upon), which may be used by San Gold to pay out and secure a release of the existing obligation by San Gold to Hunter-Dickinson, and a discharge of the BCSC Supreme Court Action commenced by Hunter Dickinson against San Gold in respect of such loan. Funds shall be advanced by Gold City to San Gold on the following terms:

•

6 month loan, thereafter on demand;

•

convertible at Gold City’s option into San Gold shares @ the closing market price on January 8th less maximum allowable discount;

•

Gold City shall receive an equal amount of warrants exercisable to purchase San Gold shares at the above price + 15%, for 18 months from the date of conversion;

•

Should San Gold not require the loan, Gold City will receive a break fee of 100,000 San Gold warrants exercisable to purchase Saxi Gold shares at the above price, for 18 months from January 8, 2004.

5)

Gold City would also require a Right of First Refusal from San Gold in the event San

Gold shareholders receive an offer from a third party to purchase securities which would result in a change of control or the creation of a control block (more than 20% of San

Gold’s voting shares), or an offer to purchase any of its assets, including any of San

Gold’s assets that are not part of the joint venture.

6)

Gold City proposes Harris Partners Limited of Toronto, Ontario, coordinate financing the purchase of HGC, and the subsequent project financing for both companies so as to avoid duplication of efforts, confusion in the marketplace and to economize on expenses. In addition, Harris Partners would advise on value creation opportunities such as monetization of the tax pools related to the Bissett Gold Mine.

7)

The transaction contemplated herein is subject, among other things, to the following occurring on or before ________________ (the “Closing Date”):

a)

Regulatory approval from those organizations having jurisdiction over the affairs of Gold City and San Gold, including the TSX Venture Exchange;

b)

Shareholder Approval, if deemed necessary for either party;

c)

HarmonySA giving its consent to Gold City’s participation in the acquisition of HDC in the manner contemplated herein.

8)

In the event the Joint Venture is not able to complete the acquisition of HDC, and Gold City has acquired San Gold securities, Gold City reserves the option to require San Gold to purchase such shares at Gold City’s purchase price.

9)

The parties agree not to disclose to any party, without having the express consent and understanding of the other that these discussions are ongoing, except as may be required by law, government regulation, or the rules of the TSX Venture Exchange.

The intent of this letter is not to create legal relations or give rise to binding obligations, other than the obligation to utilize our respective and reasonable business efforts to negotiate the JV based on the principals described in this letter. Neither party shall be liable or responsible to the other for any failure to successfully negotiate or execute the IV or any other document or agreement necessary to complete the transactions contemplated herein.

Please indicate your acceptance of this letter by signing where indicated below. Yours truly,